Filed pursuant to Rule 424(b)(2)
Registration No. 333-146262
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of Securities	Amount to be	Offering Price	Aggregate	Registration
to be Registered	Registered	Per Unit	Offering Price	Fee (1)
7.750% Senior Notes due 2018	$500,000,000	100.00%	$500,000,000	$15,350

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement
September 24, 2007
(To Prospectus dated September 24, 2007)
$500,000,000

USG Corporation

7.750% Senior Notes due 2018

We are offering $500,000,000 principal amount of our 7.750% Senior Notes due 2018. The notes will bear interest at a rate of 7.750% per year and will mature on January 15, 2018. We will pay interest on the notes on January 15 and July 15 of each year, beginning January 15, 2008. The interest rate payable on the notes will be subject to adjustment from time to time if the debt ratings assigned to the notes increase or decrease. See “Description of the Notes — Interest Rate Adjustment.”

We may redeem the notes at our option at any time, in whole or in part, at the redemption price described under the heading “Description of the Notes — Optional Redemption” in this prospectus supplement. We may also be required to offer to repurchase the notes in the event of a “Change of Control Triggering Event” as specified under the heading “Description of the Notes — Repurchase upon Change of Control Triggering Event” in this prospectus supplement.

The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future unsecured senior indebtedness.

The notes will not be listed on any national securities exchange or inter-dealer quotation system. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Price to public(1)	99.752%	$498,760,000
Underwriting discount	0.650%	$3,250,000
Proceeds, before expenses, to USG Corporation(1)	99.102%	$495,510,000

(1)	Plus accrued interest, if any, from September 27, 2007, if settlement occurs after that date.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on or about September 27, 2007.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan
Co-Managers

ABN AMRO Incorporated	Citi

Goldman, Sachs & Co.	RBS Greenwich Capital

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any communication from us or the underwriters specifying the final terms of the offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of any date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement

Prospectus

S-i

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all of the information that you should consider before investing in the notes. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the heading “Incorporation by Reference of Certain Documents” in the accompanying prospectus. Unless we state otherwise or the context indicates otherwise, references to “USG,” “we,” “our,” “us” and the “company” in this prospectus supplement and the accompanying prospectus refer to USG Corporation, a Delaware corporation. In the discussion of our business in this prospectus supplement and the accompanying prospectus, “we,” “our” and “us” also refer to our subsidiaries.

USG Corporation

Through our subsidiaries, we are a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction as well as products used in certain industrial processes.

Our operations are organized into three segments:

•	North American Gypsum: North American Gypsum manufactures and markets gypsum and related products in the United States, Canada and Mexico and includes United States Gypsum Company, or U.S. Gypsum, in the United States, the gypsum business of CGC Inc., or CGC, in Canada and USG Mexico, S.A. de C.V., or USG Mexico, in Mexico. U.S. Gypsum is the largest manufacturer of gypsum wallboard in the United States and accounted for approximately 30% of total domestic gypsum wallboard sales in 2006. CGC is the largest manufacturer of gypsum wallboard in eastern Canada, and USG Mexico is the largest manufacturer of gypsum wallboard in Mexico.

•	Worldwide Ceilings: Worldwide Ceilings manufactures and markets interior systems products worldwide and includes USG Interiors, Inc., the international interiors systems business managed as USG International and the ceilings business of CGC. Worldwide Ceilings is a leading supplier of interior ceilings products used primarily in commercial applications. We estimate that it is the largest manufacturer of ceiling grid and the second-largest manufacturer/marketer of acoustical ceiling tile in the world.

•	Building Products Distribution: Building Products Distribution consists of L&W Supply Corporation, or L&W Supply, the leading specialty building products distribution business in the United States. In 2006, L&W Supply distributed approximately 12% of all gypsum wallboard sold in the United States, including approximately 32% of U.S. Gypsum’s wallboard production.

Our principal executive offices are located at 550 West Adams Street, Chicago, Illinois 60661-3676, and our telephone number is (312) 436-4000. We maintain an Internet website at http://www.usg.com. Except for the documents incorporated by reference in this prospectus supplement and the accompanying prospectus as described under the heading “Incorporation by Reference of Certain Documents” in the accompanying prospectus, the information and other content contained on our website are not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider them to be a part of this prospectus supplement or the accompanying prospectus.

The Offering

The following summary contains basic information about this offering. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Description of the Notes,” and the accompanying prospectus, including “Description of the Debt Securities.”

Issuer	USG Corporation

Securities Offered	$500,000,000 initial aggregate principal amount of 7.750% Senior Notes due 2018.

Maturity Date	January 15, 2018 .

Interest	Interest will accrue on the notes from September 27, 2007 and will be payable on January 15 and July 15 of each year, beginning on January 15, 2008.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future unsecured senior indebtedness.

Interest Rate Adjustment	The interest rate payable on the notes will be subject to adjustments from time to time if any of Moody’s Investor Services, Inc., referred to as Moody’s, or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., referred to as S&P, or any substitute rating agency downgrades (or subsequently upgrades) the debt rating assigned to the notes. See “Description of the Notes — Interest Rate Adjustment.”

Optional Redemption	We may redeem the notes at our option at any time, in whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed on the redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points.

We will also pay any accrued and unpaid interest on the notes to the redemption date.

Mandatory Offer to Repurchase	If a Change of Control Triggering Event occurs, we will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes — Repurchase upon Change of Control Triggering Event.”

Covenants	The indenture governing the notes will contain certain restrictions, including a limitation that restricts our ability and the ability of certain of our subsidiaries to create or incur secured indebtedness. Certain sale and leaseback transactions are similarly limited. See “Description of the Debt Securities — Covenants Contained in the Indenture” in the accompanying prospectus.

Use of Proceeds	We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds, together with cash on hand, to repay the amounts outstanding under the term loan facility of our credit agreement. See “Use of Proceeds.”

Risk Factors	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-6 of this prospectus supplement and the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006, before investing in the notes.

Additional Notes	We may, without the consent of the holders, issue additional notes and thereby increase the principal amount of the notes in the future, on the same terms and conditions (other than the issue price, interest accrual date and, in some cases, the first interest payment date) and with the same CUSIP number as the notes we offer by this prospectus supplement.

Form and Denomination	The notes will be issued in fully registered form without interest coupons in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Trustee	Wells Fargo Bank, National Association is the trustee under the indenture.

Governing Law	The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information as of and for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 and as of and for the six months ended June 30, 2006 and 2007. The information as of and for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 was derived from our audited annual consolidated financial statements. The information as of and for the three months ended June 30, 2006 and 2007 was derived from our unaudited interim consolidated financial statements and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the information for such periods. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2007. You should read the following summary consolidated financial information together with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our historical consolidated financial statements, including the related notes, in each case, in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, which are incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents” in the accompanying prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in millions)

Consolidated statement of operations data:
Net sales	$2,667	$3,038	$5,810	$5,139	$4,509	$3,666	$3,468
Cost of products sold	2,253	2,281	4,440	4,037	3,672	3,121	2,884
Gross profit	414	757	1,370	1,102	837	545	584
Selling and administrative expenses	216	202	419	352	317	324	312
Provision for restructuring	15	—	—	—	—	—	—
Asbestos claims provision (reversal)	—	(27)	(44)	3,100	—	—	—
Chapter 11 reorganization expenses	—	8	10	4	12	11	14
Operating profit (loss)	183	574	985	(2,354)	508	210	258
Interest expense(a)	63	523	555	5	5	6	8
Interest income	(13)	(7)	(43)	(10)	(6)	(4)	(4)
Other income expense, net	(2)	—	(3)	—	—	(9)	(2)
Income taxes (benefit)	38	23	188	(924)	197	79	117
Earnings (loss) before cumulative effect of accounting change	97	35	288	(1,425)	312	138	139
Cumulative effect of accounting change	—	—	—	(11)	—	(16)	(96)

Net earnings (loss)	$97	$35	$288	$(1,436)	$312	$122	$43

	As of
	June 30,		As of December 31,
	2007		2006		2005		2004		2003		2002
	(dollars in millions)

Consolidated balance sheet data:
Working capital	$942		$943		$1,579		$1,220		$1,084		$939
Current ratio	2.51		1.53		3.63		3.14		3.62		3.14
Cash and cash equivalents(b)	$380		$565		$936		$756		$700		$649
Property, plant and equipment, net	$2,386		$2,210		$1,946		$1,853		$1,818		$1,788
Total assets	$4,666		$5,365		$6,142		$4,278		$3,799		$3,636
Long-term debt(c)(d)	$1,239		$1,439		$—		$1		$2		$2
Liabilities subject to compromise(d)	$—		$—		$5,340		$2,242		$2,243		$2,272
Total stockholders’ equity (deficit)	$2,104		$1,534		$(302)		$1,024		$689		$535
Other data:
Ratio of earnings to fixed charges(e)	2.9	x	1.9	x	—	(f)	102.8	x	37.2	x	33.0x

(a)	Interest expense for 2006 included post-petition interest and fees of $528 million related to pre-petition obligations. In accordance with bankruptcy accounting rules, interest expense on pre-petition debt and other obligations had not been accrued or recorded from June 25, 2001, the date on which we filed our Chapter 11 petition for reorganization, through December 31, 2005.

(b)	Cash, cash equivalents and restricted cash totaled $571 million as of December 31, 2006. Cash, cash equivalents, restricted cash and marketable securities totaled $1.249 billion as of December 31, 2004 and $1.577 billion as of December 31, 2005.

(c)	Total debt as of June 30, 2007 was $1.239 billion. In March 2007, we repaid our $1.065 billion tax bridge loan with the proceeds of a $1.057 billion federal income tax refund and cash on hand and repaid $200 million of borrowings under our term loan facility.

(d)	Liabilities subject to compromise included $1.005 billion of debt as of December 31, 2005, 2004, 2003 and 2002.

(e)	For purposes of computing our ratio of earnings to fixed charges, (1) earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change plus interest expensed; and (2) fixed charges consist of interest expensed and interest capitalized.

(f)	As a result of a $3.1 billion pretax provision for asbestos claims, the amount of the coverage deficiency for 2005 was $2.3 billion.

RISK FACTORS

An investment in the notes involves significant risks. You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2006, before deciding to invest in the notes. The risks and uncertainties described below or incorporated by reference herein are not the only ones relating to our business, financial condition or operating results or the notes. Additional risks and uncertainties that are not presently known to us or that we do not currently believe to be material also could materially and adversely affect our business, financial condition or operating results and the value of the notes. The occurrence of any of the following risks could significantly harm our business, financial condition or operating results or the notes. In that case, you could lose all or part of your investment in the value of the notes.

Risks Relating to Our Leverage

Our substantial indebtedness may adversely affect our business, financial condition and results of operations and impair or prevent us from fulfilling our obligations under the notes.

We have a substantial amount of indebtedness. As of June 30, 2007, we had approximately $1.239 billion of outstanding debt. We expect our current debt balance to be unchanged immediately after this offering and the application of the net proceeds of the offering as described in “Use of Proceeds.”

Our substantial indebtedness may have material adverse effects on our business, including to:

•	make it more difficult for us to satisfy our debt service obligations, including those relating to the notes;

•	limit our ability to obtain additional financing to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service obligations and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, including payments on the notes, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general operating requirements;

•	restrict us from making strategic acquisitions or taking advantage of favorable business opportunities;

•	place us at a relative competitive disadvantage compared to our competitors that have proportionately less debt;

•	limit our flexibility to plan for, or react to, changes in our business and the industries in which we operate, which may adversely affect our results of operations and ability to meet our debt service obligations with respect to our outstanding indebtedness, including those relating to the notes;

•	increase our vulnerability to adverse general economic and industry conditions, including recessions; and

•	limit our ability or increase the cost to refinance indebtedness.

If we do incur additional indebtedness, the risks related to our substantial indebtedness may intensify.

We require a significant amount of liquidity to service our indebtedness and fund operations, capital expenditures, research and development efforts, acquisitions and other corporate expenses.

Our ability to make payments on our indebtedness, including the notes, and to fund operations, capital expenditures, research and development efforts, acquisitions and other corporate expenses depends on our ability to generate cash through future operating performance, which is subject to economic, financial, competitive, legislative, regulatory and other factors. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including amounts due on the notes, or to fund our other needs.

If we are unable to generate sufficient cash flow to enable us to pay our indebtedness or fund our other needs, we may need to pursue one or more alternatives, such as to:

•	curtail operations;

•	reduce or delay planned capital expenditures, research and development or acquisitions;

•	obtain additional financing or restructure or refinance all or a portion of our indebtedness, including the notes, on or before maturity;

•	sell assets or businesses; and

•	sell additional equity.

Any curtailment of operations, reduction or delay in planned capital expenditures, research and development or acquisitions or sales of assets or businesses may materially and adversely affect our future revenue prospects. In addition, we cannot assure you that we will be able to raise additional equity capital, restructure or refinance any of our indebtedness or obtain additional financing on commercially reasonable terms or at all. Finally, we cannot assure you that any of the above actions would provide sufficient cash to repay our indebtedness, including amounts due on the notes.

Covenant restrictions under our credit agreement and the indenture governing the notes may limit our ability to pursue business activities or otherwise operate our business.

Our credit agreement and the indenture governing the notes contain, among other things, covenants that limit our ability and our subsidiaries’ ability to finance future operations or capital needs or to engage in other business activities, including our ability to:

•	incur additional indebtedness;

•	make guarantees;

•	sell assets or make other fundamental changes;

•	engage in mergers and acquisitions;

•	make investments;

•	enter into transactions with our affiliates;

•	change our business purposes; and

•	enter into sale and leaseback transactions.

In addition, we are subject to agreements that require us to meet and maintain certain financial ratios and tests, which may require us to take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to comply with these covenants or meet those financial ratios and tests. We may not meet those ratios and tests. A breach of any of these covenants or failure to maintain the required ratios and meet the required tests may result in an event of default under those agreements. This may allow the counterparties to those agreements to declare all amounts outstanding under those agreements, together with accrued interest, to be immediately due and payable. If this occurs, we may not be able to finance the accelerated indebtedness on favorable terms, or at all, or repay the accelerated indebtedness, including amounts due on the notes.

Risks Relating to the Notes

The notes are unsecured and, therefore, are effectively subordinated to borrowings under our credit agreement to the extent these borrowings become secured.

The notes are not secured by any of our assets or those of our subsidiaries. As a result, if the indebtedness under our credit agreement becomes secured by any of our assets, the notes would be effectively subordinated to such indebtedness to the extent of the value of the assets securing that indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our secured debt (including indebtedness under our credit agreement to the extent it becomes secured) may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. While the indebtedness under our credit agreement is not currently secured, the covenant described under “Description of the Debt Securities — Covenants Contained in the Indenture — Limitation on Liens” in the accompanying prospectus does not limit or establish conditions on our ability to secure that indebtedness. As of August 31, 2007, we had $500 million of borrowings outstanding under our credit agreement, all of which was borrowed under the term loan facility.

The notes are effectively subordinated to any secured obligations that we may have outstanding and to the obligations of our subsidiaries.

The notes represent our unsecured obligations. Accordingly, our secured creditors will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing other indebtedness. In the event of any distribution or payment of our assets in foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, our secured creditors will have a superior claim to those of our assets that constitute their collateral. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. Holders of the notes will participate ratably with all holders of our other unsecured senior indebtedness, and with all of our other general senior creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As a result, holders of the notes may receive less, ratably, than our secured creditors. The indenture governing the notes restricts, subject to a number of exceptions, our ability to incur indebtedness secured by our assets. See “Description of the Debt Securities — Covenants Contained in the Indenture — Limitation on Liens” in the accompanying prospectus.

Our obligations under the notes are the general unsecured obligations of USG and are not being guaranteed by our subsidiaries. As a result, the notes will rank equally in right of payment with our other senior unsecured indebtedness, including indebtedness under our credit agreement, but you will not have any claim as a creditor against our subsidiaries. As of August 31, 2007, we had approximately $1.239 billion of outstanding indebtedness that will rank equally in right of payment with the notes offered hereby. In addition, all direct indebtedness and liabilities of our subsidiaries, including trade payables, will effectively be senior to any right of the holders of the notes to realize any value from our subsidiaries. Our subsidiaries will have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations and could be subject to statutory or contractual restrictions. As a result of the foregoing, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.

We may not have the funds to repurchase the notes upon a change of control triggering event as required by the indenture governing the notes.

Upon a change of control triggering event, as defined in the indenture, subject to certain conditions, we are required to offer to repurchase all outstanding notes at 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of repurchase. The source of funds for that repurchase of notes will be our available cash or cash generated from our subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from those sources will be available at the time of any change of control triggering event to make required repurchases of notes tendered. In addition, the terms of our credit agreement provide that specified change of control events constitute an event of default under the credit agreement. Our future debt agreements may contain similar restrictions and provisions. If the holders of the notes exercise their right to require us to repurchase all their notes upon a change of control triggering event, the financial effect of this repurchase could cause a default under our other debt agreements, even if the change of control itself would not cause a default.

Accordingly, it is possible that we will not have sufficient funds at the time of the change of control triggering event to make the required repurchase of our other debt and the notes or that restrictions in our credit agreement will not allow such repurchases. See “Description of the Notes — Repurchase upon Change of Control Triggering Event” for additional information.

There is no established trading market for the notes, which means there are uncertainties regarding the price and terms on which a holder could dispose of the notes, if at all.

The notes will constitute a new issue of securities with no established trading market. We have not applied to list the notes on any national securities exchange or inter-dealer quotation system. As a result, we are unable to assure you as to the presence or the liquidity of any trading market for the notes.

We cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell your notes will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes if one develops. Future trading prices of the notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market and the number of available buyers; and

•	the market for similar securities.

You should not purchase any of the notes unless you understand and know you can bear all of the investment risks involving the notes.

USE OF PROCEEDS

We estimate that our proceeds from the sale of the notes, less underwriting discounts and expenses, will be approximately $495 million. We intend to add the net proceeds from the sale of the notes offered hereby to our general funds and use those proceeds, together with cash on hand, to repay the amounts outstanding under the term loan facility of our credit agreement.

As of August 31, 2007, we had $500 million of borrowings outstanding under our credit agreement, all of which was borrowed under the term loan facility. The term loan facility matures on August 2, 2012 and bears interest at LIBOR plus a specified margin (0.625% at August 31, 2007).

CAPITALIZATION

The following table shows our cash and cash equivalents and our capitalization as of June 30, 2007 on an actual basis and as adjusted to give effect to this offering and the application of approximately $495 million of net proceeds from this offering. See “Use of Proceeds.” You should read this table together with the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our audited annual consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus supplement from our annual report on Form 10-K for the fiscal year ended December 31, 2006 and our quarterly report on Form 10-Q for the quarterly period ended June 30, 2007.

	As of June 30,
	2007
	Actual	As Adjusted
	(in millions)

Cash and cash equivalents	$380	$375

Short-term debt	$—	$—
Long-term senior notes offered hereby	—	500
Other long-term debt	1,239	739

Total debt	1,239	1,239

Stockholders’ equity	2,104	2,104

Total capitalization	$3,343	$3,343

DESCRIPTION OF THE NOTES

The following description of the notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth under the heading “Description of the Debt Securities” in the accompanying prospectus. The following description does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the indenture, including any terms deemed to be a part thereof by the Trust Indenture Act of 1939, as amended. Capitalized terms used herein without definition have the respective meanings given such terms in the indenture. You may obtain a copy of the indenture upon request.

As used under this heading “Description of the Notes,” the words “company,” “we,” “our,” “ours” and “us” refer to USG Corporation, the issuer of the notes, and not to any of its consolidated subsidiaries.

General

The notes will be issued under, and entitled to the benefits of, an indenture dated as of November 1, 2006, as supplemented and it may be further supplemented by one or more supplemental indenture relating to the notes, between us and Wells Fargo Bank, National Association, as trustee.

The notes will be our general unsecured and senior obligations. We are initially offering the notes in the initial principal amount of $500 million. We may, without the consent of the holders, issue additional notes and thereby increase the principal amount of the notes in the future, on the same terms and conditions (other than the issue price, interest accrual date and, in some cases, the first interest payment date) and with the same CUSIP number as the notes we offer by this prospectus supplement.

The notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The notes will mature on January 15, 2018. The notes will bear interest at the annual rate set forth on the cover page of this prospectus supplement from September 27, 2007. We will pay interest on the notes on each January 15 and July 15, beginning January 15, 2008, to the person listed as the holder of the notes (or any predecessor notes) in the security register at the close of business on the preceding January 1 or July 1, as the case may be.

Interest Rate Adjustment

The interest rate payable on the notes will be subject to adjustments from time to time if any of Moody’s, S&P or any Substitute Rating Agency (as defined below) downgrades (or subsequently upgrades) the debt rating assigned to the notes, as set forth below.

If the rating of the notes from Moody’s, S&P or any Substitute Rating Agency that rates the notes (collectively, the “Rating Agencies”) is decreased to a rating set forth in the following table with respect to that Rating Agency, the per annum interest rate on the notes will increase from that set forth on the cover page of this prospectus supplement by the percentage set forth opposite that rating:

Moody’s*	Percentage	S&P*	Percentage

Ba2	0.25%	BB	0.25%
Ba3	0.50%	BB−	0.50%
B1	0.75%	B+	0.75%
B2 or below	1.00%	B or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the notes has been adjusted upward as a result of a decrease in a rating by a Rating Agency and that Rating Agency subsequently increases its rating with respect to the notes to any of the threshold ratings set forth above, the per annum interest rate on the notes will be decreased such that the per annum interest rate equals the interest rate set forth on the cover page of this prospectus supplement plus the percentage set forth opposite the rating in effect immediately following the increase in the table above; provided that if Moody’s or any Substitute Rating Agency subsequently increases its rating of the notes to “Ba1” (or its equivalent if with respect to any Substitute Rating Agency) or higher or S&P or any Substitute Rating Agency subsequently increases its rating of the notes to “BB+” (or its equivalent if with respect to any Substitute Rating Agency) or higher, the interest rate on the notes will be decreased to the per annum interest rate on the notes set forth on the cover page of this prospectus supplement.

No adjustment in the interest rate of the notes shall be made solely as a result of a Rating Agency ceasing to provide a rating. If at any time less than two Rating Agencies provide a rating of the notes, we will use our commercially reasonable efforts to obtain a rating of the notes from another nationally recognized statistical rating organization, to the extent one exists, and if another nationally recognized statistical rating organization rates the notes (such organization, a “Substitute Rating Agency”), for purposes of determining any increase or decrease in the per annum interest rate on the notes pursuant to the table above (a) such Substitute Rating Agency will be substituted for the last Rating Agency to provide a rating of the notes but which has since ceased to provide such rating, (b) the relative ratings scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the table above with respect to such Substitute Rating Agency, such ratings shall be deemed to be the equivalent ratings used by Moody’s and S&P in such table and (c) the per annum interest rate on the notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate set forth on the cover page of the prospectus supplement plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the table above (taking into account the provisions of clause (b) above). For so long as (i) only one Rating Agency provides a rating of the notes, any increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by that Rating Agency shall be twice the applicable percentage set forth in the table above and (ii) no Rating Agency provides a rating of the notes, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s, S&P or any Substitute Rating Agency, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on the notes be reduced below the interest rate set forth on the cover page of this prospectus supplement or (2) the total increase in the per annum interest rate on the notes exceed 2.00% above the interest rate set forth on the cover page of this prospectus supplement.

Any interest rate increase or decrease described above will take effect on the next business day after the rating change has occurred.

The interest rates on the notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if the notes become rated “Baa2” (or its equivalent) or higher by Moody’s (or any Substitute Rating Agency) and “BBB” (or its equivalent) or higher by S&P (or any Substitute Rating Agency), or one of those ratings if only rated by one Rating Agency, in each case with a stable or positive outlook.

Ranking

The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. If the indebtedness under our credit agreement becomes secured by any of our assets, the notes would be effectively subordinated to such indebtedness to the extent of the value of the assets securing such indebtedness. While the indebtedness under our credit agreement is not currently secured, the covenant described under the heading “Description of the Debt Securities — Covenants Contained in the Indenture — Limitation on Liens” in the accompanying prospectus does not limit or establish conditions on our ability to secure such indebtedness. As of August 31, 2007, we had $500 million of borrowings outstanding under our credit agreement, all of which was borrowed under the term loan facility.

Optional Redemption

We may redeem the notes at our option at any time, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed; and

•	the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed on the redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 50 basis points, plus, in each case, any accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the heading “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized at the time of selection in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker is unable to obtain five such Reference Treasury Dealer Quotations, the average of all such quotations obtained by the Independent Investment Banker.

“Independent Investment Banker” means either Banc of America Securities LLC or J.P. Morgan Securities Inc., and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after approval by us.

“Reference Treasury Dealer” means (1) each of Banc of America Securities LLC and J.P. Morgan Securities Inc., or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury Dealer,” we will substitute another Primary Treasury Dealer and (2) any three other Primary Treasury Dealers selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Holders of notes to be redeemed will be sent a redemption notice by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions of the notes for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of the Change of Control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws and regulations under the Exchange Act, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.

On the Change of Control Triggering Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 above that amount.

We will not be required to make an offer to repurchase the notes upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by both Covered Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Covered Rating Agencies); provided, that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed to constitute a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the rating agency or agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its or our request that the ratings reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our properties or assets and those of our subsidiaries taken as a whole to any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our subsidiaries;

(2) the adoption of a plan relating to our liquidation or dissolution;

(3) the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(4) the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as that term is used in Section 13(d)(3) of the Exchange Act), other than us or one of our wholly-owned subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock, measured by voting power rather than number of shares.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director).

“Covered Rating Agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional Covered Rating Agency or Covered Rating Agencies selected by us.

“Moody’s” means Moody’s Investor Services Inc.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” means, with respect to any Person, capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Sinking Fund

The notes will not have the benefit of any sinking fund.

Book-Entry System

Please see “Description of the Debt Securities — Global Debt Securities and Book-Entry System” in the accompanying prospectus.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

This summary discusses the material U.S. federal income tax consequences of the ownership and disposition of notes to holders of notes. This summary:

•	does not purport to be a complete analysis of all the potential tax considerations relating to the ownership and disposition of notes;

•	is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect;

•	is applicable only to beneficial owners that will hold notes as “capital assets” within the meaning of section 1221 of the Code;

•	may not apply to the purchase, ownership and disposition of any additional notes, which may be issued under the indenture from time to time;

•	does not discuss all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as financial institutions, tax-exempt entities, holders whose functional currency is not the U.S. dollar, insurance companies, dealers in securities or foreign currencies, persons holding notes as part of a hedge, straddle or other integrated transaction or persons who have ceased to be U.S. citizens or to be taxed as resident aliens; and

•	does not address any state, local, or non-U.S. tax considerations or any U.S. federal tax other than the income tax, including the U.S. federal gift tax and estate tax.

We have not sought any ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel with respect to this summary, and we cannot assure you that the IRS will agree with it. You are urged to consult with your own tax advisor about the application of the U.S. federal income tax laws to your particular situation as well as any consequences under the tax laws of any state, local or non-U.S. jurisdiction.

As used in this summary, “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more “United States persons,” as defined under section 7701(a)(30) of the Code, have the authority to control all substantial decisions of the trust or (2) in respect of a trust that is subject to certain grandfather rules, a valid election is in effect in respect of such trust.

The term “non-U.S. holder” means a beneficial owner of a note that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, holds notes, then the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partners and partnerships are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of notes.

Ownership and Disposition of Notes by U.S. Holders

This discussion is a summary of the U.S. federal income tax consequences that will apply to U.S. holders of notes received pursuant to this offering. Certain U.S. federal income tax consequences applicable to

non-U.S. holders of notes are described under the heading “— Ownership and Disposition of Notes by Non-U.S. Holders” below.

Stated Interest

Stated interest on the notes generally will be treated as “qualified stated interest” for U.S. federal income tax purposes and taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with that holder’s method of accounting for U.S. federal income tax purposes.

Interest Rate Adjustment

We believe that the possibility of an interest rate adjustment is remote and therefore the rules governing contingent payment debt instruments should not apply to the notes. See “Description of the Notes — Interest Rate Adjustment.”

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss generally will be measured by the difference, if any, between the amount realized on such disposition, other than amounts representing accrued but unpaid interest, which will be taxable as such, and the U.S. holder’s adjusted tax basis in the sold, exchanged, redeemed, retired or disposed note.

A U.S. holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in such note, decreased by the amount of any principal payments and other payments on the note that are not deemed to be qualified stated interest payments received by such holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss and, if the holder held the disposed note for more than one year at the time of disposition, long-term capital gain or loss. Subject to certain exceptions, holders cannot use capital losses to offset their ordinary income. To the extent that the amount realized is attributable to accrued but unpaid interest, such amount will be taxable as interest, as described under “— Stated Interest” above.

Ownership and Disposition of Notes by Non-U.S. Holders

The following is a summary of the U.S. federal income and withholding tax consequences generally applicable to non-U.S. holders of notes received pursuant to this offering. If you are a non-U.S. holder, then we encourage you to consult your own tax advisors to determine the U.S. federal, state and local and any non-U.S. and other tax consequences that may be relevant to you.

Interest

Subject to the discussion below, payments made and accruals of interest on the notes to a non-U.S. holder generally will be exempt from U.S. federal income and withholding tax, provided that:

•	such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States;

•	the non-U.S. holder does not actually or constructively, under applicable attribution rules, own 10% or more of the total combined voting power of all classes of the stock of USG that is entitled to vote, within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a bank whose receipt of interest on the notes is described in section 881(c)(3) of the Code;

•	the non-U.S. holder is not a “controlled foreign corporation” that is directly or indirectly related to us through stock ownership, within the meaning of the applicable sections of the Code; and

•	the non-U.S. holder provides its name and address and certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or other applicable form that such holder is not a U.S. person for U.S. federal income tax purposes.

The certification described in the last bullet point above may be provided by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business. This certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that such qualified intermediary has entered into a withholding agreement with the IRS and other conditions are satisfied. Special certification rules apply to non-U.S. holders that are partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes.

A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax on interest payments at a gross rate of 30% unless (1) if specified by an applicable income tax treaty, and the non-U.S. holder so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8BEN or other applicable form, a lower rate or exemption applies or (2) the interest is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and the non-U.S. holder so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8ECI or other applicable form. In the latter case, interest will instead be subject to U.S. federal income tax based on the non-U.S. holder’s net effectively connected income generally in a similar manner as if it were received by a U.S. holder, except as otherwise provided by an applicable income tax treaty.

Corporate non-U.S. holders receiving interest income that is effectively connected with that holder’s conduct of a trade or business within the United States may also be subject to an additional “branch profits” tax at a 30% rate or, if specified by an applicable income tax treaty, a lower rate on that holder’s earnings and profits for the taxable year that are effectively connected with such holder’s conduct of a trade or business within the United States, subject to adjustments. For this purpose, interest on the notes that is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States would be included in that holder’s earnings and profits.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of Notes

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

•	that gain is effectively connected with the conduct of a trade or business within the United States by the holder (and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or

•	in the case of a non-U.S. holder who is a nonresident alien individual who is present in the United States for a total of 183 days or more during the tax year of the sale or other disposition of the note and certain other conditions are met.

A non-U.S. holder described in the first bullet point above will generally be required to pay U.S. federal income tax on the net gain derived from the sale or other disposition as if such holder were a United States person, except as otherwise required by an applicable income tax treaty. If such non-U.S. holder is a corporation, then it may also, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate or, if specified by an applicable income tax treaty, a lower rate, as described under “— Interest” above.

A non-U.S. holder described in the second bullet point above will generally be subject to tax at a gross rate of 30% on the amount by which that holder’s capital gains allocable to U.S. sources, including gain from the sale, exchange, redemption, retirement or other disposition of notes, exceed capital losses allocable to U.S. sources, except as otherwise required by an applicable tax treaty.

To the extent that the amount realized on any sale, exchange, redemption, retirement or other taxable disposition of notes is attributable to accrued but unpaid interest, this amount will be treated as such and as described under “ — Interest” above.

Information Reporting and Back-Up Withholding

U.S. Holders

Certain non-exempt U.S. holders may be subject to information reporting in respect of any payments that we may make or are made on our behalf on the notes and the proceeds of any sale or other disposition of notes. In addition, backup withholding, currently at a rate of 28%, may apply if the U.S. holder (1) fails to supply a taxpayer identification number and certain other information, certified under penalty of perjury, in the manner prescribed by applicable law, (2) fails to certify that the holder is eligible for an exemption from backup withholding or (3) otherwise fails to comply with the applicable withholding tax rules. Any amounts withheld under the backup withholding rules generally are allowable as a refund or a credit against the U.S. holder’s federal income tax liability upon furnishing the required information on a timely basis to the IRS.

Non-U.S. Holders

We will, where required, report to non-U.S. holders and to the IRS the amount of any principal and interest paid on the notes and the amount of tax, if any, withheld in respect of those payments. Copies of these information returns may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides or is organized.

Backup withholding tax, currently at a rate of 28%, will not apply to payments of interest with respect to which either the requisite certification that the non-U.S. holder is not a “United States person” for U.S. federal income tax purposes, as described under the heading “— Ownership and Disposition of Notes by Non-U.S. Holders — Interest” above, has been received or an exemption has been otherwise established, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments on the sale, exchange or other disposition of notes effected through an office of a broker outside the United States to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is either a United States person, a “controlled foreign corporation,” a non-U.S. person 50% or more of whose gross income is effectively connected with a trade or business within the United States for a specified three-year period, a non-U.S. partnership with significant ownership by United States persons, a non-U.S. partnership that is engaged in the conduct of a trade or business within the United States at any time during its taxable year or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale or other disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Information reporting and backup withholding will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a United States person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

Backup withholding does not represent an additional income tax. Any amounts withheld under the backup withholding rules generally are allowable as a refund or credit against the non-U.S. holder’s U.S. federal income tax liability upon furnishing the required information on a timely basis to the IRS.

UNDERWRITING

Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the respective principal amounts of the notes set forth opposite the underwriter’s name:

Principal Amount
Underwriters	of Notes

Banc of America Securities LLC	$175,000,000
J.P. Morgan Securities Inc.	175,000,000
ABN AMRO Incorporated	37,500,000
Citigroup Global Markets Inc.	37,500,000
Goldman, Sachs & Co.	37,500,000
Greenwich Capital Markets, Inc.	37,500,000

Total	$500,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

The underwriters propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.25% of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The notes will constitute new issue of securities with no established trading market. We presently do not intend to apply for listing of the notes on any national securities exchange or inter-dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes but the underwriters are not obligated to do so and may discontinue any market making at any time in their sole discretion and without notice. Accordingly, we can make no assurance as to the liquidity of, or trading markets for, the notes.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amounts of the notes).

	Per Note	Total

Paid by USG	0.650%	$3,250,000

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $0.7 million.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. In particular, certain of the underwriters or their affiliates are lenders under our credit agreement, and they have commitments to lend under each of the facilities under our credit agreement. Because more than 10% of the net proceeds of the offering may be paid to the underwriters or their affiliates, this offering is being conducted in compliance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of any of those liabilities. The underwriters intend to comply with all applicable laws and regulations in each jurisdiction in which they acquire, offer, sell or deliver their notes or have in their possession or distribute this prospectus supplement.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Jones Day, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Mayer Brown LLP, Chicago, Illinois.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus supplement and the accompanying prospectus by reference from USG Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph referring to USG Corporation’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirements” in 2005, USG Corporation’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” in 2006), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

USG Corporation

Debt Securities

We may offer for sale, from time to time, the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Investing in our securities involves risks.  Please consider carefully the specific factors set forth under the heading “Risk Factors” in our filings with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2007.

This prospectus incorporates important information about us that is not included in or delivered with this prospectus but that is contained in documents that we file with the Securities and Exchange Commission, or SEC. You may obtain copies of these documents that are incorporated by reference into this prospectus, without charge, from the website maintained by the SEC at http://www.sec.gov. See “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

You may also obtain copies of the incorporated documents from us, without charge, upon written or oral request to:

USG Corporation
550 West Adams Street
Chicago, Illinois 60661-3676
Attn: Corporate Secretary
Telephone: (312) 436-4000

You should rely only on the information included in or incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any amount of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

In this prospectus, except as otherwise indicated or as the context otherwise requires, “USG,” “we,” “our,” “us” and the “company” refer to USG Corporation, a Delaware corporation. In the discussion of our business in this prospectus, “we,” “our” and “us” also refer to our subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain, and any prospectus supplement may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to management’s expectations about future conditions. When we use words like “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “may,” “will,” “should” or similar expressions, or the negative of these terms, or when we discuss our strategy or plans, we are making forward-looking statements.

Forward-looking statements are not guarantees of future results, levels of activity, performance or achievements. They involve known and unknown risks, uncertainties, assumptions and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors include, among other things:

•	economic conditions, such as the levels of new home and other construction activity, employment levels, mortgage interest rates, housing affordability, currency exchange rates and consumer confidence;

•	competitive conditions, such as price, service and product competition;

•	shortages in raw materials;

•	increases in raw material, energy, transportation and employee benefit costs;

•	the timing of commencement of operation of new and updated manufacturing facilities;

•	loss of one or more major customers;

•	capacity utilization rates;

•	capital markets conditions and the availability of borrowings under our credit agreement;

•	the results of a review by the Congressional Joint Committee on Taxation relating to a tax refund we received related to payments that we made to the asbestos trust created in connection with our recently completed bankruptcy proceedings;

•	our success in integrating acquired businesses;

•	changes in laws or regulations, including environmental and safety regulations;

•	the effects of acts of terrorism or war upon domestic and international economies and financial markets;

•	acts of God; and

•	the other risk factors listed from time to time in documents and reports filed by us with the SEC.

These risks and uncertainties are discussed in more detail under the headings “Risk Factors” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our annual report on Form 10-K for the fiscal year ended December 31, 2006 and in the other documents and reports filed by us with the SEC. You may obtain copies of these documents and reports as described under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

Other factors and assumptions not identified above were also involved in the making of the forward-looking statements. The failure of those assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. As a result, the trading price of our securities could decline and you could lose a part or all of your investment. We have no obligation and make no undertaking to update or revise any forward-looking information.

WHERE YOU CAN FIND MORE INFORMATION

We file periodic reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. In addition, we post our filed documents on our website at http://www.usg.com. Except for the documents incorporated by reference into this prospectus, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in this prospectus unless the information incorporated by reference was filed after the date of this prospectus. We incorporate by reference:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006;

•	our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007; and

•	our current reports on Form 8-K filed on February 20, 2007, February 27, 2007, March 12, 2007, March 19, 2007, March 28, 2007, May 10, 2007 and May 21, 2007.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering with this prospectus.

Any statement incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.

We will provide to you a copy of any or all of the above filings that have been incorporated by reference into this prospectus, excluding exhibits to those filings, upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

USG Corporation
550 West Adams Street
Chicago, Illinois 60661-3676
Attn: Corporate Secretary
Telephone: (312) 436-4000

In addition, you may access all of the above filings on our website at http://www.usg.com.

USG CORPORATION

Through our subsidiaries, we are a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential and repair and remodel construction as well as products used in certain industrial processes.

Our operations are organized into three segments:

•	North American Gypsum: North American Gypsum manufactures and markets gypsum and related products in the United States, Canada and Mexico and includes United States Gypsum Company, or U.S. Gypsum, in the United States, the gypsum business of CGC Inc., or CGC, in Canada and USG Mexico, S.A. de C.V., or USG Mexico, in Mexico. U.S. Gypsum is the largest manufacturer of gypsum wallboard in the United States and accounted for approximately 30% of total domestic gypsum wallboard sales in 2006. CGC is the largest manufacturer of gypsum wallboard in eastern Canada, and USG Mexico is the largest manufacturer of gypsum wallboard in Mexico.

•	Worldwide Ceilings: Worldwide Ceilings manufactures and markets interior systems products worldwide and includes USG Interiors, Inc., the international interiors systems business managed as USG International and the ceilings business of CGC. Worldwide Ceilings is a leading supplier of interior ceilings products used primarily in commercial applications. We estimate that it is the largest manufacturer of ceiling grid and the second-largest manufacturer/marketer of acoustical ceiling tile in the world.

•	Building Products Distribution: Building Products Distribution consists of L&W Supply Corporation, or L&W Supply, the leading specialty building products distribution business in the United States. In 2006, L&W Supply distributed approximately 12% of all gypsum wallboard sold in the United States, including approximately 32% of U.S. Gypsum’s wallboard production.

U.S. Gypsum was incorporated in 1901. USG was incorporated in Delaware on October 22, 1984. By a vote of stockholders on December 19, 1984, U.S. Gypsum became a wholly owned subsidiary of USG, and the stockholders of U.S. Gypsum became the stockholders of USG, all effective January 1, 1985.

Our principal executive offices are located at 550 West Adams Street, Chicago, Illinois 60661-3676, and our telephone number is (312) 436-4000. We maintain an Internet website at http://www.usg.com. Except for the documents incorporated by reference in this prospectus as described under the heading “Incorporation by Reference of Certain Documents” above, the information and other content contained on our website are not incorporated by reference in this prospectus, and you should not consider them to be a part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures and acquisitions. The specific allocation of the proceeds from a particular offering of securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated.

											Six Months Ended
	Year Ended December 31,										June 30,
	2002		2003		2004		2005		2006		2007

Ratio of Earnings to Fixed Charges (a)	33.0	x	37.2	x	102.8	x	—	(b)	1.9	x	2.9x

(a)	For purposes of computing our ratio of earnings to fixed charges, (1) earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change plus interest expensed; and (2) fixed charges consist of interest expensed and interest capitalized.

(b)	As a result of a $3.1 billion pretax provision for asbestos claims, the amount of the coverage deficiency for 2005 was $2.3 billion.

DESCRIPTION OF THE DEBT SECURITIES

We have summarized certain general terms and provisions of the debt securities that we may offer under this prospectus below. The particular terms of a series of debt securities offered by a prospectus supplement will be described in that prospectus supplement.

The debt securities will be issued under, and entitled to the benefits of, an indenture dated as of November 1, 2006 between us and Wells Fargo Bank, National Association, as trustee, which we refer to as the indenture.

We have summarized the material provisions of the indenture below. The following summary does not purport to be a complete description of the indenture and is subject to the detailed provisions of, and qualified in its entirety by reference to, the indenture, including any terms deemed to be a part thereof by the Trust Indenture Act of 1939. Capitalized terms used herein without definition have the respective meanings given such terms in the indenture. You may obtain a copy of the indenture as described under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

As used under this heading “Description of the Debt Securities,” the words “company,” “we,” “our,” “ours” and “us” refer to USG Corporation, the issuer of the debt securities, and not to any of its consolidated subsidiaries.

General

The indenture does not limit the aggregate principal amount of debt securities that we may issue. We may issue our debt securities from time to time in one or more series with the same or different terms. All debt securities of any one series need not be issued at the same time, and unless otherwise provided, a series of debt securities may be reopened, without the consent of the holders of outstanding debt securities, for issuances of additional debt securities of that series or to establish additional terms of that series of debt securities (with such additional terms applicable only to unissued or additional debt securities of that series). The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth in an officers’ certificate or in a supplemental indenture.

We will set forth the particular terms of debt securities we offer, as well as any modifications or additions to the general terms of the indenture, in a prospectus supplement relating to the offer of those debt securities, including some or all of the following terms, to the extent required:

•	the title of the debt securities;

•	any limit upon the aggregate principal amount of the debt securities that may be issued;

•	the percentage of the principal amount at which the debt securities will be offered, if other than 100%;

•	the date or dates on which the principal of the debt securities is payable;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, the date or dates from which such interest will accrue, the interest payment dates on which such interest will be payable and the record dates for the determination of holders of the debt securities to whom interest is payable;

•	the place or places where the principal and interest on the debt securities will be payable;

•	whether any of the debt securities are to be redeemable at our option and, if so, the price or prices at which, the period or periods within which and the terms and conditions upon which the debt securities may be so redeemed, in whole or in part, at our option, pursuant to any sinking fund or otherwise;

•	if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon declaration of acceleration of the maturity upon occurrence of an event of default under the indenture;

•	our obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities and the price or prices at which, process by which, period or periods within which and terms and conditions upon which the debt securities will be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations, which may be in U.S. dollars or any foreign currency, in which the debt securities will be issuable;

•	the form of the debt securities, including such legends as required by law or as we deem necessary or appropriate and the form of any coupons or temporary global security that may be issued;

•	if other than U.S. dollars, the currency or currencies in which payments of principal of or interest on the debt securities will be made or in which the debt securities will be denominated and the particular provisions applicable thereto;

•	whether the debt securities of the series are issuable in tranches;

•	whether, and under what circumstances, the debt securities of the series may be convertible into debt securities of any other series;

•	if other than the Wells Fargo Bank, National Association, any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities;

•	any deletions from, modifications of or additions to the events of default or our covenants under the indenture;

•	whether, under what circumstances and the currency in which we will pay additional amounts on the debt securities to non-U.S. holders of the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts (and the terms of such option); and

•	any other terms or conditions upon which the debt securities of the series are to be issued, which will not be inconsistent with the provisions of the indenture.

Unless otherwise indicated in the applicable prospectus supplement, we will issue debt securities in fully registered form without coupons and in denominations of $1,000 and in integral multiples of $1,000, and interest will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a Business Day, then the payment will be made on the next Business Day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York, and on which commercial banks are open for business in New York, New York.

Unless otherwise indicated in the applicable prospectus supplement, principal of and interest and premium, if any, on the debt securities will be payable at the office of the trustee in Chicago, Illinois. Unless otherwise indicated in the applicable prospectus supplement, the trustee will act as paying agent and registrar under the indenture. We may act as paying agent or registrar under the indenture.

Covenants Contained in the Indenture

Limitation on Liens

The indenture provides that, so long as any of the debt securities remains outstanding, we will not and will not permit any Restricted Subsidiary to issue, assume or guarantee any indebtedness for money borrowed (“indebtedness”) that is secured by a mortgage, pledge, security interest or other lien or encumbrance (a “lien”) upon or with respect to any Principal Property or on the capital stock of any Restricted Subsidiary unless:

•	we secure the debt securities equally and ratably with (or prior to) any and all other obligations and indebtedness secured by that lien; or

•	the aggregate amount of all of our consolidated indebtedness secured by liens (other than permitted liens) on our Principal Properties or on the capital stock of our Restricted Subsidiaries, including all Attributable Debt in respect of sale and leaseback transactions existing at that time, would not exceed the greater of 15% of our Consolidated Net Tangible Assets and $200,000,000, with the exception of transactions that are not subject to the limitation described in “— Limitation on Sale and Leaseback Transactions” below.

The above limitation will not apply to some types of permitted liens. Therefore, the indebtedness secured by those permitted liens is excluded in computing indebtedness for purposes of this limitation. These permitted liens include:

•	liens existing as of the date of the indenture;

•	liens on property or assets of, or any shares of stock or securing indebtedness of, any corporation existing at the time such corporation becomes a consolidated subsidiary;

•	liens on property, assets, shares of stock or securing indebtedness existing at the time of an acquisition, including an acquisition through merger or consolidation, and liens to secure indebtedness incurred prior to, at the time of or within 180 days after the later of the completion of the acquisition, or the completion of the construction, improvement or renovation and commencement of the operation of, any such property, for the purpose of financing all or any part of the purchase price or construction cost of that property;

•	liens to secure specified types of development, operation, construction, alteration, repair or improvement costs;

•	liens in favor of, or which secure indebtedness owing to, us or a consolidated subsidiary;

•	liens in connection with government contracts, including the assignment of moneys due or to come due on those contracts;

•	certain types of liens in connection with legal proceedings and judgments;

•	certain types of liens arising in the ordinary course of business and not in connection with the borrowing of money such as mechanics’, materialmen’s, carriers’, landlord’s or other similar liens;

•	liens on property securing obligations issued by a domestic governmental issuer to finance the cost of an acquisition or construction of that property;

•	extensions, substitutions, replacements or renewals of the foregoing if the principal amount of the indebtedness secured thereby is not increased and is not secured by any additional assets;

•	liens currently or hereafter existing or arising securing indebtedness or any other obligations under the senior credit facility or any renewals, amendments, increases, extensions, replacements or refinancings thereof;

•	liens arising from the granting of a license to any person in the ordinary course of business, provided that such liens attach only to the assets subject to such license;

•	liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder;

•	liens incurred with respect to rights of agents for collection for us under assignments of chattel paper, accounts, instruments or general intangibles for purposes of collection in the ordinary course of business;

•	liens existing or deemed to exist in connection with securitization transactions;

•	liens securing obligations under swap agreements and related netting agreements;

•	liens created by sales contracts on assets subject to such contract;

•	liens consisting of the interest of any lessee under any lease or sublease on such property;

•	liens attaching or resulting in connection with any letter of intent or purchase agreement relating to such property;

•	liens for taxes, assessments or other governmental charges; and

•	easements, zoning restrictions, rights of way and similar encumbrances on real property that do not secure monetary obligations.

Limitation on Sale and Leaseback Transactions

The indenture provides that, so long as any of the debt securities remains outstanding, neither we nor any Restricted Subsidiary may enter into any arrangement with any person (other than among ourselves and/or our Restricted Subsidiaries) where we or a Restricted Subsidiary agree to lease any Principal Property which has been or is to be sold or transferred more than 180 days after the later of (1) such Principal Property has been acquired by us or a Restricted Subsidiary and (2) completion of construction and commencement of full operation thereof, by us or a Restricted Subsidiary to that person (a “Sale and Leaseback Transaction”). Sale and Leaseback Transactions with respect to facilities financed with specified tax exempt securities are excepted from the definition. This covenant does not apply to leases of a Principal Property for a term of less than three years.

This limitation also does not apply to any Sale and Lease-Back Transaction if:

•	the net proceeds to us or a Restricted Subsidiary from the sale or transfer equal or exceed the fair value, as determined by our board of directors, of the Principal Property so leased;

•	we or the Restricted Subsidiary could incur indebtedness secured by a lien on the Principal Property to be leased pursuant to the terms discussed in “— Limitation on Liens” above in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the senior debt securities; or

•	we or our Restricted Subsidiaries within 180 days after the effective date of the Sale and Leaseback Transaction apply an amount equal to the fair value as determined by our board of directors of the Principal Property so leased to:

•	the prepayment or retirement of our Funded Debt, which may include debt securities; provided, however, that in lieu of applying all or any part of such net proceeds or fair market value to such retirement, we may at our option (1) deliver to the Trustee debt securities previously purchased or otherwise acquired by us or (2) receive credit for debt securities previously redeemed by us, which, in either case, have not previously been applied by us in lieu of retiring Funded Debt as required pursuant to this restriction. If we shall so deliver such debt securities to the Trustee (or receive credit for debt securities so delivered), the amount of cash which we shall be required to apply to the retirement of Funded Debt pursuant to this restriction shall be reduced by an amount equal to the aggregate principal amount of such debt securities; or

•	the acquisition of additional real property.

Certain Definitions

The terms set forth below are defined in the indenture as follows:

“Attributable Debt,” in respect of the Sale and Leaseback Transactions described above, means as of any particular time, the present value, calculated using a rate of interest implicit in such transaction determined in accordance with generally accepted accounting principles in the United States, of the obligation of a lessee for rental payments during the remaining term of any lease, including any period for which that lease has been extended or may, at the option of the lessor, be extended after excluding all amounts required to be paid in respect of maintenance and repairs, insurance, taxes, assessments, water and utility rates, management fees and similar charges.

“Consolidated Net Tangible Assets” means the aggregate amount of assets, reduced by applicable reserves and other properly deductible items, after deducting:

•	all current liabilities, excluding the current portion of any Funded Debt and any other current liabilities constituting Funded Debt because it is extendible or renewable; and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles,

all as set forth on our books and records and those of our consolidated subsidiaries and computed in accordance with generally accepted accounting principles in the United States.

“Funded Debt” means all indebtedness (other than intercompany indebtedness among us and our subsidiaries) for the repayment of money borrowed, whether or not evidenced by a bond, debenture, note or similar instrument or agreement, having a final maturity of more than 12 months after the date of its creation or having a final maturity of less than 12 months after the date of its creation but by its terms being renewable or extendible beyond 12 months after such date at the option of the borrower (excluding obligations under Capital Leases). When determining “Funded Debt,” indebtedness will not be included if, on or prior to the final maturity of that indebtedness, we have deposited the necessary funds for the payment, redemption or satisfaction of that indebtedness in trust with the proper depositary.

“Principal Property” means, as of any date any lien thereon is to become effective, any building, structure or other facility, together with the land upon which it is erected and any fixtures which are a part of the building, structure or other facility, used primarily for manufacturing, processing or production (other than any such land, building, structure or other facility or portion thereof which is a pollution control facility or sewage or waste disposal facility), in each case located in the United States, and owned or leased or to be owned or leased by us or any consolidated subsidiary, and in each case the net book value of which as of that date exceeds 1% of our Consolidated Net Tangible Assets as shown on the consolidated balance sheet contained in our then latest filing with the SEC, other than any such land, building, structure or other facility or portion thereof which is financed through the issuance of tax-exempt government obligations or which in the opinion of our board of directors, is not of material importance to the total business conducted by us and our consolidated subsidiaries, considered as one enterprise.

“Restricted Subsidiary” means a subsidiary of our company that owns a Principal Property.

Restrictions on Mergers and Sales of Assets

The indenture permits a consolidation or merger between us and another entity and/or the sale or transfer by us of all or substantially all of our property and assets, provided that:

•	the resulting or acquiring entity, if other than us, is organized and existing under the laws of a U.S. jurisdiction and assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture;

•	immediately after the transaction, and giving effect to the transaction, no event of default under the indenture exists;

•	as a result of such transaction, our properties or assets or Restricted Subsidiaries’ properties or assets would become subject to a lien not permitted pursuant to the provisions discussed above under the heading “— Limitation on Liens” without equally and ratably securing the debt securities, steps shall have been taken to secure the debt securities equally and ratably with all indebtedness secured by such lien; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and, if a supplemental indenture is required in connection with the transaction, the supplemental indenture comply with the indenture and that all conditions precedent to the transaction contained in the indenture have been satisfied.

If we consolidate or merge with or into any other entity or sell or lease all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring entity will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, such successor entity may exercise our rights and powers under the indenture, in our name and, except in the case of a lease, we will be released from all our liabilities and obligations under the indenture and under the debt securities.

Notwithstanding the foregoing provisions, we may transfer all of our property and assets to another corporation if, immediately after giving effect to the transfer, such corporation is our Wholly Owned Restricted Subsidiary (as defined below).

The term “Wholly Owned Restricted Subsidiary” means any Restricted Subsidiary in which we and/or our other wholly owned restricted subsidiaries own all of the outstanding capital stock (other than directors’ qualifying shares).

Modification and Waiver

Under the indenture, certain of our rights and obligations and certain of the rights of the holders of the debt securities may be modified or amended with the consent of the holders of not less than a majority of the total principal amount of the outstanding debt securities affected by the modification or amendment. However, the following modifications and amendments will not be effective against any holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a reduction in the principal amount of, or premium or interest on, any debt securities;

•	a change in place of payment where, or the currency in which, any payment on the debt securities is payable;

•	an impairment of a holder’s right to sue us for the enforcement of payments due on the debt securities; or

•	a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture.

Under the indenture, the holders of at least a majority of the total principal amount of the outstanding debt securities may, on behalf of all holders of the debt securities:

•	waive compliance by us with certain restrictive provisions of the indenture; and

•	waive any past default under the indenture, except:

•	a default in the payment of the principal of, or any premium or interest on, any debt securities; or

•	a default under any provision of the indenture which itself cannot be modified or amended without the consent of the holders of each outstanding debt security.

Events of Default

“event of default,” when used in the indenture, means any of the following:

•	failure to pay interest on any debt securities for 30 days after the payment is due;

•	failure to pay the principal of, or any premium on, any debt security when due;

•	failure to perform any other covenant in the indenture that applies to the debt securities for 60 days after we have received written notice of the failure to perform in the manner specified in the indenture;

•	there occurs any default under any debt of the company having an outstanding principal amount in excess of $50 million in the aggregate which, as a result thereof, the holder(s) of such debt or a trustee or agent acting on their behalf have declared such debt to be due prior to its stated maturity date, or the company is required to repurchase or redeem such debt prior to its stated maturity and, in either case, such debt has not been discharged in full or such acceleration or redemption has not been rescinded or annulled within 30 days of the effectiveness thereof; or

•	certain events in bankruptcy, insolvency or reorganization.

If an event of default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities may declare the entire principal of all the debt securities to be due and payable immediately, except that, if the event of default is caused by certain events in bankruptcy, insolvency or reorganization, the entire principal of all of the debt securities will become due and payable immediately without any act on the part of the trustee or holders of the debt securities. If such a declaration occurs, the holders of a majority of the aggregate principal amount of the outstanding debt securities can, subject to conditions, rescind the declaration.

The indenture requires us to file an officers’ certificate with the trustee each year that states, to the knowledge of the certifying officer, no defaults exist under the terms of the indenture. The trustee may withhold notice to the holders of debt securities of any default, except defaults in the payment of principal, premium, interest, if it considers the withholding of notice to be in the best interests of the holders. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the indenture.

The trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of debt securities, unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to other rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred upon the trustee.

The holder of a debt security will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities have made a written request of, and offered reasonable indemnification to, the trustee to begin such proceeding;

•	the trustee has not started such proceeding within 60 days after receiving the request; and

•	the trustee has not received directions inconsistent with such request from the holders of a majority in aggregate principal amount of the outstanding debt securities during those 60 days.

However, the holder of any debt security will have an absolute right to receive payment of principal of, and any premium and interest on, the debt security when due and to institute suit to enforce this payment.

Defeasance and Discharge

Defeasance and Discharge

We will be discharged from our obligations on the debt securities if:

•	we deposit with the trustee, in trust, sufficient money or U.S. Government Obligations, or a combination, to pay the principal, any interest, any premium and any other sums due on the debt securities, on the dates the payments are due under the indenture and the terms of the debt securities;

•	we deliver to the trustee an opinion of counsel that states that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if no deposit had been made; and

•	we deliver to the trustee an opinion of counsel that states that if the debt securities are listed on any domestic or foreign securities exchange, the debt securities will not be delisted as a result of the deposit.

The term “U.S. Government Obligations” means direct obligations of the United States of America backed by the full faith and credit of the United States.

In the event that we deposit money and/or U.S. Government Obligations in trust and discharge our obligations under debt securities as described above, then:

•	the indenture will no longer apply to the debt securities; however, certain obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds will continue to apply; and

•	holders of debt securities can only look to the trust fund for payment of principal of, or any premium or interest on, the debt securities.

Defeasance of Certain Covenants and Certain Events of Default

If we make the deposit and deliver the opinion of counsel described under the heading “— Defeasance and Discharge” above, we will not have to comply with the restrictive covenants contained in the indenture.

In the event of a defeasance, our obligations under the indenture and the debt securities, other than with respect to the restrictive covenants and related events of default specifically referred to above, will remain in effect.

If we exercise our option not to comply with the covenants listed above and the debt securities become immediately due and payable because an event of default has occurred, other than as a result of the event of default specifically referred to above, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities on the date the payments are due under the indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, we would remain liable for the balance of the payments.

Substitution of Collateral

We can, at any time, withdraw any money or U.S. Government Obligations deposited pursuant to the defeasance provisions described above if we simultaneously substitute other money and/or U.S. Government Obligations which would satisfy our payment obligations on the debt securities pursuant to the defeasance provisions applicable to the debt securities.

Global Debt Securities and Book-Entry System

Unless otherwise indicated in the applicable prospectus supplement, debt securities issued will be in book-entry form and will be represented by one or more permanent global certificates in fully registered form without interest coupons (the “Global Debt Securities”) and will be deposited with the trustee as custodian for a depositary (the “Depositary”), which shall initially shall be DTC, and registered in the name of Cede & Co. as nominee of DTC or another nominee designated by DTC (such nominee being referred to herein as the “Global Debt Security Holder”).

Beneficial interests in the Global Debt Securities may not be exchanged for Certificated Debt Securities (as defined below) except in the circumstances described below.

DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (“Participants”), and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (“Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants. Pursuant to procedures established by DTC, ownership of the debt securities will be shown on, and the transfer of ownership of the debt securities will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants (with respect to the interests of Indirect Participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the debt securities will be limited to such extent.

So long as the Global Debt Security Holder is the registered owner of any debt securities, the Global Debt Security Holder will be considered the sole Holder of outstanding debt securities represented by such Global Debt Securities under the indenture. Except as provided below, owners of debt securities will not be entitled to have the debt securities registered in their names and will not be considered the owners or holders there of those debt securities under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of debt securities by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those debt securities.

Payments in respect of the principal of, premium, if any, and interest on any debt securities registered in the name of a Global Debt Security Holder on the applicable record date will be payable by the trustee to or at the direction of such Global Debt Security Holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names any debt securities, including the Global Debt Securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of the debt securities (including principal, premium, if any, and interest). We believe, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of the debt securities will be governed by standing instructions and customary practice and will be the responsibility of Participants or Indirect Participants.

Subject to certain conditions, any person having a beneficial interest in the Global Debt Securities may, upon request to the trustee and confirmation of that beneficial interest by the Depositary or its Participants or Indirect Participants, exchange such beneficial interest for debt securities in definitive form (“Certificated Debt Securities”). Upon any such issuance, the trustee is required to register these debt securities in the name of and cause the same to be delivered to, such person or persons (or the nominee of any thereof). These debt securities would be issued in fully registered form and be subject to any transfer restrictions and other procedures applicable to beneficial interests in such other Global Debt Securities for as long as it remains a beneficial interest.

If the Depositary for the debt securities represented by a Global Debt Security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the Global Debt Security that had been held by the Depositary. In addition, the indenture permits us at any time and in our sole discretion to decide not to have the debt securities represented by one or more Global Debt Securities. DTC has advised us that, under its current practices, it would notify its Participants of our request, but will only withdraw beneficial interest from the Global Debt Securities at the request of each Participant. We would issue definitive certificates in exchange for any such interests withdrawn. Any debt securities issued in definitive form in exchange for the Global Debt Securities will be registered in the name or names that the Depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the Depositary’s instructions will be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in the Global Debt Security that had been held by the Depositary.

Neither we nor the trustee will be liable for any delay by the Global Debt Security Holder or DTC in identifying the beneficial owners of the debt securities and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Debt Security Holder or DTC for all purposes.

Notices

We will give notices by mail to holders at the addresses listed in the security register.

Replacement of Securities

We will replace any mutilated security at the holder’s expense upon surrender of the security to the trustee. We will replace securities that become destroyed, stolen or lost at the holder’s expense upon delivery to the trustee of the security or evidence of the destruction, loss or theft satisfactory to us and the trustee. In the case of a destroyed, lost or stolen security, an indemnity satisfactory to the trustee and us may be required at the holder’s expense before we will issue a replacement security.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

Wells Fargo Bank, National Association is the trustee under the indenture. From time to time, we maintain deposit accounts and conduct other banking transactions with the trustee in the ordinary course of business.

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list the debt securities on any securities exchange or any automated quotation system, and no active market for the securities is anticipated.

LEGAL OPINIONS

Legal opinions relating to the securities being offered by this prospectus will be rendered by Jones Day, Chicago, Illinois.

EXPERTS

The financial statements, the related financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from USG Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which report on the financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph referring to the Corporation’s adoption of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirements” in 2005, the Corporation’s adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” in 2006), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$500,000,000

USG Corporation

     7.750% Senior Notes due 2018

Prospectus Supplement
September 24, 2007

Joint Book-Running Managers
Banc of America Securities LLC
JPMorgan

Co-Managers
ABN AMRO Incorporated
Citi
Goldman, Sachs & Co.
RBS Greenwich Capital